UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
001-34394

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
830884102

For Period Ended: September 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
Skystar Bio-Pharmaceutical Company
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
4/F Building B Chuangye Square, No. 48 Keji Road
City, State and Zip Code Gaoxin District, Xi’an, Shaanxi Province, P.R. China

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the fiscal year ended September 30, 2016 cannot be filed within the prescribed time period because (i) the Registrant has not yet filed an Annual Report on Form 10-K for the years ended December 31, 2014 and 2015, and (ii) the Registrant’s former auditor, Crowe Horwath (HK) CPA Limited (“Crowe”) terminated its relationship with the Company on March 31, 2016 and advised the Registrant that it was recalling its Auditor Reports dated April 1, 2013 and March 31, 2014 and that such reports should no longer be associated with the financial statements for the fiscal years ended December 31, 2012 and 2013. Although the Registrant engaged Wei Wei & Co., LLP as its auditor on April 6, 2016, Crowe’s resignation and recall of its reports will lead to additional delays in the preparation of the Registrant’s financial statements. Please see the Registrant’s 8-K dated March 31, 2016 for information about Crowe’s resignation and Wei’s appointment.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott Cramer	(407)	645-4433
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

•	Annual Report on Form 10-K for the period ended December 31, 2014 and the Annual Report on Form 10-K for the period ended December 31, 2015.

•	Quarterly Report on Form 10-Q for the periods ended March 31, 2015, June 30, 2015, September 30, 2015, March 31, 2016, June 30, 2016 and September 30, 2016.	☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because of slowing Chinese economy and weak market demand, the Registrant expects that its accounts receivable will decrease by approximately $27 million to approximately $21 million as of September 30, 2016 and its cash position declined by approximately $2 million to approximately $100,000 as compared to the same period of the last fiscal year.

Skystar Bio-Pharmaceutical Company
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : November 14, 2016	By:	/s/ Weibing Lu
		Name:	Weibing Lu
		Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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